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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of 25 August, 2004

Commission File Number 1-10936

ORBITAL ENGINE CORPORATION LIMITED

(Translation of registrant’s name into English)

4 WHIPPLE STREET BALCATTA WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL ENGINE CORPORATION LIMITED
(Registrant)

Date 26 August 2004	By	/s/ J. ABBOTT
(Signature) *

J. Abbott
Company Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Orbital Engine Corporation Limited – Preliminary Final Report

ABN 32 009 344 058

APPENDIX 4E

Financial year ended 30 JUNE 2004

Results for announcement to the market

		A$’000			A$’000
Total revenue from ordinary activities	Down	29,710	63.9%	to	16,761

Revenue from trading activities excluding system sales (system sales revenue transferred to joint venture entity Synerject LLC effective 1 April 2003)	Up	764	5.5%	to	14,744

Net profit from ordinary activities after tax attributable to members	Up	5,270	N/A	to	3,405

Net profit attributable to members	Up	5,270	N/A	to	3,405

There is no proposal to pay dividends for the year ended 30 June 2004

Commentary on results for the period

The Commentary on the results for the period is contained in the press release dated 24 August 2004 accompanying this statement.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	CONSOLIDATED
		2004	2003
		$’000	$’000
Engineering services income		11,535	10,089
Licence and royalty income		3,209	3,891
System sales		—	29,304

Revenue from trading activities		14,744	43,284
Other income from ordinary activities		2,017	3,187

Total Revenue		16,761	46,471

Licence costs		(375)	(549)
System purchases		—	(27,582)
System warranty (expense)/credits		442	192
Borrowing costs		(21)	(32)
Employee expenses		(8,598)	(10,971)
Depreciation and amortisation		(1,766)	(2,291)
Prepaid marketing expenses - amortised		—	(484)
Engineering consumables and contractors		(1,383)	(1,570)
Travel and accommodation		(908)	(1,275)
Communications and computing		(927)	(1,050)
Patent costs		(667)	(1,010)
Insurance costs		(610)	(652)
Plant and equipment writedown		(844)	—
Surplus lease space (expense)/savings		832	(152)
Other expenses from ordinary activities		(1,180)	(2,136)
Share of net profit of Synerject (being adjustment to Synerject provision)	2	2,700	1,351

Profit/(loss) from ordinary activities before related income tax		3,456	(1,740)
Income tax (expense)/benefit relating to ordinary activities	3	(51)	(125)

Net Profit/(loss) after related income tax		3,405	(1,865)

Non-owner transaction changes in equity
Net increase in accumulated losses on initial adoption of revised AASB 1028 “Employee Benefits”	1.2	—	(40)

Total changes in equity from non-owner related transactions attributable to members of the parent entity		3,405	(1,905)

Basic earnings/(loss) per share (in cents)	4	0.8	(0.5)
Diluted earnings/(loss) per share (in cents)	4	0.8	(0.5)

The statement of financial performance is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2004

	NOTE	CONSOLIDATED
		2004	2003
		$’000	$’000
Current Assets
Cash		12,350	9,007
Receivables		3,385	3,300
Inventories		31	94
Other		454	699

Total Current Assets		16,220	13,100

Non-Current Assets
Property, plant & equipment		8,449	10,382

Total Non-Current Assets		8,449	10,382

Total Assets		24,669	23,482

Current Liabilities
Payables		3,855	3,973
Interest-bearing liabilities		167	142
Provisions		1,545	2,525

Total Current Liabilities		5,567	6,640

Non-Current Liabilities
Interest-bearing liabilities		12	198
Non interest-bearing liabilities		19,000	19,000
Provisions		1,470	2,712
Provision for borrowings of Synerject LLC	9.1	3,897	6,915

Total Non-Current Liabilities		24,379	28,825

Total Liabilities		29,946	35,465

Net Liabilities		(5,277)	(11,983)

Equity
Contributed equity	5	216,768	213,467
Accumulated losses	6	(222,045)	(225,450)

Total Equity/(Deficiency)		(5,277)	(11,983)

		Cents	Cents
Net tangible assets/(deficiency) per share (in cents)		(1.29)	(3.15)

The statement of financial position is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED
	2004	2003
	$’000	$’000
Cash flows provided by/(used in) operating activities
Cash receipts in the course of operations	15,387	48,509
Cash payments in the course of operations	(15,088)	(55,375)
Interest received	596	259
Borrowing costs paid	(21)	(32)
Income taxes paid	(180)	(305)

Net cash provided by/(used in) operating activities	694	(6,944)

Cash flows provided by / (used in) investing activities
Proceeds from sale of property, plant & equipment	311	269
Payments for property, plant & equipment	(787)	(206)
Loans to joint venture entity	—	(147)

Net cash used in investing activities	(476)	(84)

Cash flows provided by/(used in) financing activities
Proceeds from issue of shares	3,527	2,800
Transaction costs from issue of shares	(226)	(173)
Finance lease payments	(161)	(253)

Net cash provided by financing activities	3,140	2,374

Net increase/(decrease) in cash held	3,358	(4,654)

Cash at the beginning of the financial year	9,007	13,764
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(15)	(103)

Cash at the end of the financial year	12,350	9,007

Non-Cash Investing Activities

During the 2003 year the consolidated entity acquired US$6,250,000 (A$10,369,141) further equity in joint venture entity (Synerject LLC) satisfied by conversion of non-current loans receivable from the joint venture entity. The consolidated entity also acquired further equity in Synerject LLC satisfied by sale to the joint venture entity of plant and equipment valued at US$103,603 (A$171,884) as part of the transfer of its marine & recreation systems business to Synerject LLC.

There were no non-cash investing or financing activities in 2004.

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

1.1	Basis of Preparation

The financial information in this document has been derived from the draft financial statements of Orbital Engine Corporation Limited and its controlled entities (Orbital) and does not constitute the statutory accounts of Orbital for that year.

The financial information has been prepared on the same basis and using the same accounting policies as were applied in the financial statements of Orbital for the year ended 30 June 2003.

Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 30 June 2004 the carrying value of the consolidated entity’s liabilities exceed the carrying value of its assets by $5.277 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:-

(i)	The consolidated entity made a net profit after tax of $3.405 million for the year ended 30 June 2004.

(ii)	At 30 June 2004 the consolidated entity had cash of $12.350 million.

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million as at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The Directors believe the OCP Technology has significant value.

(iv)	Included in non-current liabilities at 30 June 2004 is a loan of $19.000 million from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of Engines produced with OCP technology as at 30 June 2004 totalled approximately 420,000. No interest accrues on this facility until such time as the loan becomes repayable.

1.2	Changes in Accounting Policy

Employee benefits

During the 2003 year, the consolidated entity applied the revised AASB 1028 “Employee Benefits” (issued in June 2001) for the first time.

The liability for wages and salaries and annual leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at the reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•	$40,000 increase in provision for employee entitlements.

•	$40,000 increase in opening accumulated losses.

There was no change in the results reported for the year ended 30 June 2003 as a result of this change in accounting policy.

1.3	Reclassification of Comparative Information

The consolidated entity has reclassified interest received in the statements of cash flows from “Cash Flows Provided by Investing Activities” to “Cash Flows Provided by Operating Activities”. Interest received amounted to $596,000 in 2004 (2003: $259,000).

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

2.	SHARE OF NET PROFIT OF SYNERJECT (BEING ADJUSTMENT TO SYNERJECT PROVISION)

As at 30 June 2004, the consolidated entity held a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2003: 50%). The principal activities of Synerject are the marketing, sale and manufacture, including research and development in the area of engine management, of non-automotive systems and components and automotive components related to the Orbital combustion process. Refer also Note 9.1.

		CONSOLIDATED
		2004	2003
		$’000	$’000
	Share of joint venture entity’s net profit
	Share of Synerject LLC’s profit from ordinary activities before income tax expense	2,584	1,197
	Share of Synerject LLC’s income tax expense	(198)	(228)

	Share of Synerject LLC’s net profit as disclosed by Synerject LLC	2,386	969
	Adjustment - reversal amortisation of intangible	314	382

	Share of Synerject LLC’s net profit	2,700	1,351

3.	TAXATION

	Prima facie income tax (expense) / credit
	Calculated at 30% on the operating (profit) loss	(1,037)	522
	Increase/(decrease) in income tax credit due to:
	- Withholding tax	(51)	(125)
	- Other (non-deductible)/non-assessable amounts	(16)	(11)
	- Cancellation of premises lease	(105)	—
	- Depreciation allowance on tax revalued plant and equipment	173	—
	- Research and development allowance	363	387

	Income tax (expense)/credit on operating profit/ loss before individually significant income tax items	(673)	773

	Individually significant income tax items:
	- Effect of higher rates of tax on overseas income	(170)	(139)
	- (Non-deductible) share of joint venture entity’s amortisation of intangibles	(182)	(236)
	- US tax losses and timing differences utilised	1,626	1,414
	- Australian tax losses and timing differences (not brought to account)	(652)	(1,937)

		622	(898)

	Income tax (expense) / credit on operating profit/loss	(51)	(125)

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED
	2004	2003
4. EARNINGS/(LOSS) PER SHARE

Weighted average number of ordinary shares outstanding used in the calculation of basic earnings/(loss) per share	408,509,498	357,060,384

Weighted average number of ordinary and potential ordinary shares	408,509,498	357,060,384

Options to purchase ordinary shares held under the Employee Share Plan are not included in calculating the weighted average number of potential ordinary shares, as their exercise prices are greater than the average market price for the year ended 30 June 2004. Refer to Note 5.1 for details of outstanding options.

	CONSOLIDATED
	2004	2003
	$’000	$’000
5. CONTRIBUTED EQUITY

Issued and paid-up capital

410,017,878 (2003: 379,979,583) ordinary shares, fully paid	216,768	213,467

Ordinary Shares
Balance at the beginning of year	213,467	210,840
Shares issued:
645,604 (2003: 1,258,887) shares issued pursuant to employee share plans	—	—
29,392,691 (2003: Nil) shares issued pursuant to share purchase plan	3,527	—
Nil (2003: 23,333,335) shares issued pursuant to share placement	—	2,800
Transaction costs arising from issue of shares pursuant to share placement and share purchase plan	(226)	(173)

	216,768	213,467

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

5.	CONTRIBUTED EQUITY (CONTINUED)

5.1	Employee Option Plan

The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under this plan.

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
1999	397,500	0.53	23 Sep 2004	245,800	0.59	23 Sep 2004	643,300
2000	828,000	1.61	28 Sep 2005	905,300	1.79	28 Sep 2005	1,733,300

	1,225,500			1,151,100			2,376,600

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2004 was $0.14 (30 June 2003: $0.12).

2000 Series B options are only exercisable once their hurdle price of $2.42 has been attained.

	NOTE	CONSOLIDATED
		2004	2003
		$’000	$’000
6. ACCUMULATED LOSSES

Accumulated losses at beginning of the year		(225,450)	(223,545)
Net effect of initial adoption of AASB 1028 “Employee Benefits”	1.2	—	(40)
Net profit/(loss) attributable to members of the parent entity		3,405	(1,865)

Accumulated losses at end of the year		(222,045)	(225,450)

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

7.	DISCONTINUED OPERATIONS

There were no discontinued operations during the year ended 30 June 2004. With respect to the year ended 30 June 2003: -

Marine and Recreation Systems Business

Effective 1 April 2003, the consolidated entity transferred its marine and recreation systems business to its joint venture entity Synerject LLC. The consolidated entity retained the receivables and payables of the marine and recreation business at 31 March 2003 and these were settled on normal trading terms.

The results of the marine and recreation systems business for the period 1 July 2002 to 31 March 2003 which were included in the financial statements of Orbital for 30 June 2003, are as follows:

CONSOLIDATED
2003
$’000
Financial performance information for the period ended 31 March 2003
Revenue from ordinary activities	29,304
Expenses from ordinary activities	28,716

Profit from ordinary activities before income tax	588
Income tax expense	—

Net Profit	588

Financial position information as at 30 June 2003
Segment assets	40
Segment liabilities	(1,645)

Net assets/(liabilities)	(1,605)

Cash flow information for the period ended 31 March 2003
Net cash provided by/(used in) operating activities	4,781
Net cash provided by/(used in) investing activities	312
Net cash provided by financing activities	—

Net increase/(decrease) in cash held	5,093

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

8.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS

Revenue is derived predominantly from the provision of engineering services, the sale of the right to intellectual property to the OCP technology and the sale of fuel systems. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

8.1	Business Segments (Primary Reporting)

	Engineering Services		Royalties and licences (i)		System Sales (ii)		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Segment Revenue	11,535	10,089	3,209	3,891	—	29,304	14,744	43,284

Unallocated other income							2,017	3,187

Total Revenue							16,761	46,471

Segment Result	2,113	(743)	1,661	773	—	588	3,774	618
Unallocated expenses - net (iii)							(3,555)	(4,358)
Reorganisation credits							107	801
Surplus lease space credit/(expense)							832	(152)
Plant and equipment writedown							(844)	—
Product warranty credits							442	—
Share of net profit of joint venture entity							2,700	1,351

Net Profit/(loss) before related income tax							3,456	(1,740)

Income Tax expense							(51)	(125)

Profit/(loss) after tax attributable to members							3,405	(1,865)

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Discontinued operations.
(iii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses, net of unallocated other income

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

8.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

8.1	Business Segments (Primary Reporting) (Continued)

	Engineering Services		Royalties and licences (i)		System Sales (ii)		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Non-cash (revenue) and expenses
Depreciation and amortisation	1,766	2,157	—	—	—	134	1,766	2,291
Prepaid marketing expenses - amortised	—	—	—	483	—	—	—	483
Other non-cash expenses	10	33	—	—	—	(16)	10	17

Segment non-cash expenses	1,776	2,190	—	483	—	118	1,776	2,791

Reorganisation (credits)							(107)	(1,178)
Surplus lease space (credit)/expense							(832)	152
Plant and equipment writedown							844	—
Product warranty (credits)							(442)	—
Share of profits of joint venture entity							(2,700)	(1,351)
Foreign exchange translation (gain)							(367)	(1,894)

Total non-cash (revenue) and expenses							(1,828)	(1,480)

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Discontinued operations.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

8.1	Business Segments (Primary Reporting) (Continued)

	Engineering Services		Royalties and licences (i)		System Sales (ii)		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Segment Assets	11,810	13,448	509	987	—	40	12,319	14,475
Unallocated assets
Cash							12,350	9,007

Consolidated Total Assets							24,669	23,482

Segment Liabilities	6,266	5,903	—	—	604	1,645	6,870	7,548
Unallocated liabilities
Income tax liabilities							—	—
Borrowings							19,179	19,340
Other liabilities and provisions							—	1,662
Provision for borrowings obligations of joint venture entity							3,897	6,915

Consolidated Total Liabilities							29,946	35,465

Consolidated Net Assets/(Liabilities)							(5,277)	(11,983)

Segment Acquisitions of Non current assets	787	206	—	—	—	—	787	206
Unallocated acquisitions
Loan to joint venture entity							—	147

Consolidated Acquisitions of Non current assets							787	353

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

8.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

8.2	Geographical Segments (Secondary Reporting)

Revenue is derived predominantly from the provision of engineering services, the sale of the right to intellectual property to the OCP technology and the sale of fuel systems. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

	North America		Europe		Asia		Australia		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Segment revenue	1,971	32,041	1,542	3,743	5,647	3,870	5,584	4,083	14,744	43,737

Segment Assets	501	1,025	405	635	650	603	10,763	12,212	12,319	14,475

Acquisitions of Non current assets	—	—	—	—	—	—	787	206	787	206

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

8.3	Inter-Segment Pricing

Inter-segment pricing is determined on an arms length basis.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

9.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

9.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 30 June 2004, Orbital’s share of Synerject’s financing obligations amounted to A$12.255 million (US$8.500 million) (30 June 2003: A$14.970 million (US$10.000 million)).

The Company has provided A$3.897 million (30 June 2003: A$6.915 million) in the financial statements with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC which includes Synerject LLC’s borrowing obligations to Siemens VDO Automotive Corporation above.

9.2	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

10.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity’s financial reports in the future. The potential impacts on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

The Board has established a formal project, monitored by the audit committee, to achieve transition to IFRS reporting, beginning with the half-year ended 31 December 2005. The company’s implementation project consists of three phases as described below.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

10.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (CONTINUED)

Assessment and planning phase

The assessment and planning phase aims to produce a high level overview of the impacts of conversion to IFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

This phase includes:

•	high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting IFRS;

•	assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes;

•	preparation of a conversion plan if necessary for expected changes to accounting policies and reporting structures, systems, accounting and business processes; and

•	evaluation of the implications for staff, for example training requirements.

The company considers the assessment and planning phase to be substantially complete as at 30 June 2004.

Design phase

The design phase aims to formulate the changes required to existing accounting policies and procedures and systems and processes in order to transition to IFRS.

The design phase will incorporate:

•	formulating where necessary revised accounting policies and procedures for compliance with IFRS requirements;

•	identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of IFRS;

•	developing revised IFRS disclosures;

•	designing accounting and business processes to support IFRS reporting obligations;

•	identifying and planning required changes to financial reporting and business source systems; and

•	developing training programs for staff.

The company has commenced its design phase, with work progressing in each of the areas described above. The design phase is expected to be completed during the upcoming financial year.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

10.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (CONTINUED)

Implementation phase

The implementation phase will include implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable the company to generate the required disclosures of AASB 1 as it progresses through its transition to IFRS.

The company has not yet commenced the implementation phase. However, the company expects this phase to be substantially complete by 30 June 2005.

The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

•	income tax will be calculated based on the “balance sheet” approach, which will result in more deferred tax assets and liabilities;

•	recognition of deferred tax assets will be based on a “probable” test rather than a “virtual certainty” test which will result in earlier recognition of presently unrecognised tax losses;

•	financial instruments, including the $19,000,000 loan from the government of Western Australia must be measured at amortised cost using the effective interest rate method. This will result in a reduction of the liability on initial adoption of IFRS and an annual interest charge will apply;

•	equity-based compensation in the form of shares will be recognised as expenses in the periods during which the employee provides related services; and

•	changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

11.	RECONCILIATION TO US GAAP

Please refer to Attachment 1 for reconciliation of the financial statements for the year ended 30 June 2004 to United States GAAP.

APPENDIX 4E

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Annual Meeting

The annual meeting will be held as follows:

Place:	Australian Institute of Management
76 Birkdale Street
Floreat
Western Australia

Date:	Tuesday 26 October 2004

Time:	10.00am

Approximate date the annual report will be available: 24 September 2004

Audit

This report is based on accounts which are in the process of being audited.

APPENDIX 4E

Attachment 1

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2004

		NOTE	2004	2003	2002
			A$’000	A$’000	A$’000
1.	RECONCILIATION OF ACCOUNTS TO US GAAP

1.1	Profit and Loss Account
	Net profit/(loss) reported under AUS GAAP		3,405	(1,865)	(26,776)
	Employee stock compensation	3 (a)	(122)	(254)	(378)
	Licence and marketing agreements	3 (b)	—	484	2,319
	Deferred tax asset	3 (c)	6,540	—	—
	Accounting standard change AUS GAAP	3 (d)	—	(40)	—
	Foreign currency hedge contracts	3 (e)	(32)	—	—
	Net tax effects of the US GAAP adjustments		—	—	(858)

	Net profit/(loss) according to US GAAP		9,791	(1,675)	(25,693)

	Profit/(loss) per ordinary share - US GAAP (A cents)	(a)
	- Basic		2.40	(0.47)	(7.24)
	- Diluted		2.40	(0.47)	(7.24)

	Profit/(loss) per American Depositary Share (ADS) - US GAAP (A cents)	(a)
	- Basic		95.87	(18.76)	(289.45)
	- Diluted		95.87	(18.76)	(289.45)

	Number of ordinary shares in calculation (000’s)
	- Basic		408,509	357,060	355,078
	- Diluted		408,509	357,060	355,078

(a)	The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive.

1.2	Shareholders’ Equity
	Shareholders’ equity reported per AUS GAAP financial statements		(5,277)	(11,983)	(12,705)

	Licence and marketing agreements	3 (b)	—	—	(484)
	Deferred tax assets	3 (c)	6,540	—	—
	Foreign currency hedge contracts	3 (e)	(32)	—	—

	Shareholders’ equity/(deficit) according to US GAAP		1,231	(11,983)	(13,189)

1.3	Reconciliation of movements in Shareholders’ Equity according to US GAAP
	Shareholders’ equity (deficit) according to US GAAP at the beginning of the period		(11,983)	(13,189)	10,760
	Net profit/(loss) according to US GAAP		9,791	(1,675)	(25,693)
	Equity issues - employee stock compensation		122	254	378
	Equity issues - share purchase plan and placement (net of issue costs)		3,301	2,627	—
	Investment writedown - other comprehensive income		—	—	1,367

	Shareholders’ equity/(deficit) according to US GAAP		1,231	(11,983)	(13,189)

APPENDIX 4E

Attachment 1

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2004

		NOTE	2004	2003	2002
			A$000s	A$000s	A$000s
1.	RECONCILIATION OF ACCOUNTS TO US GAAP (continued)

1.4	Consolidated Balance Sheets
	Total assets reported per AUS GAAP financial statements		24,669	22,740	45,042

	Licence and marketing agreements	3 (b)	—	—	(484)
	Deferred tax assets	3 (c)	6,540	—	—
	Foreign currency hedge contracts - deferred costs	3 (e)	(16)

	Total assets according to US GAAP		31,193	22,740	44,558

		2004	2004*
		A$000’s	US$000’s
2.	SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP

2.1	Statement of Earnings Data
	Total revenue	16,651	11,549
	Net profit	9,791	6,791

2.2	Balance Sheet Data at Year End
	Current assets	16,204	11,239
	Total assets	31,193	21,635
	Current liabilities	5,583	3,872
	Total long-term debt	19,012	13,187
	Other non-current liabilities	5,367	3,723
	Total shareholders’ equity	1,231	854

*	Balance Sheet and Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers which was US$0.6936 = A$1.00 on 30 June 2004. Such translations are provided for information purposes only.

APPENDIX 4E

Attachment 1

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2004

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of the Orbital Group has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a)	Accounting for Stock Based Compensation

Under AUS GAAP, the granting of share options to employees does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b)	Licence and Marketing Agreements

A profit and loss difference for the year ended 30 June 2004, totalling $Nil (2003: $0.484 million) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. Under AUS GAAP the licence fees were recognised and a prepaid marketing expense was capitalised and systematically amortised on a straight line basis. The balance of the prepaid marketing expense under AUS GAAP as at 30 June 2003 and 30 June 2004 was $Nil.

(c)	Deferred Tax Asset

Under AUS GAAP a deferred tax asset in relation to carry forward income tax losses can only be recognised when the realisation of the asset is virtually certain. Based on an assessment of certainty no asset has been recognised as at 30 June 2004.

Under US GAAP deferred tax assets are recognised to the extent the likelihood of realising the tax benefit is determined to be more likely than not. Therefore US GAAP provides for a lower recognition threshold than AUS GAAP. The directors believe that in accordance with US GAAP and projections for future taxable income it is more likely than not that a tax benefit of A$6.540 million will be realised from carry forward tax losses and therefore have recognised a deferred tax asset to such an extent.

Gross income tax losses at 30 June 2004 total approximately US$57.114 million and A$44.340 million in the United States and Australia respectively. Of the total potential deferred tax asset of A$41.300 million at current income tax rates, A$6.540 million has been recognised as a deferred tax asset above. A significant portion of the remaining A$34.760 million may potentially be booked in future periods once further profit history is available to support the assertion that the likelihood of realising the tax benefit is determined to be more likely than not.

(d)	Accounting Standard Change AUS GAAP

Under revised AUS GAAP accounting standard 1028 “Employee benefits” on initial adoption at 1 July 2002, the result of any change is taken to opening retained earnings. Under US GAAP this change is reflected in the profit and loss as an expense in the 2003 year.

(e)	Foreign currency hedge contracts

During the year the consolidated entity has entered into specific foreign currency hedge contracts.

Under US GAAP, the consolidated entity is required to formally define at the point of entering into hedge contracts the method to be used to assess the effectiveness of such contracts over the period of the contract. The consolidated entity did not define the methods to be used in accordance with US GAAP and therefore may not defer any gains or losses on such contracts to other comprehensive income but instead must recognise all gains and losses on such contracts in net income. The charge to net income under US GAAP at 30 June 2004 of these contracts totals A$0.032 million. This differs from current AUS GAAP where the hedges are considered effective and the gains and losses have been deferred.

4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbeng.com

ASX AND MEDIA RELEASE: 24 AUGUST 2004	ASX Code: OEC
FOR IMMEDIATE RELEASE	OTCBB Code: OBTLY

ORBITAL – $3.4 MILLION PROFIT FOR THE YEAR

PERTH, AUSTRALIA:

The Directors of Orbital Engine Corporation Limited are pleased to announce the financial results for the year ended 30 June 2004.

Highlights

•	Profit after taxation of $3.4 million - an improvement of $5.3 million over the previous financial year.

•	Increase in engineering services income of 14% and a $2.8 million improvement in engineering contribution.

•	Continued improvements in overheads, reduced by a further 34% to $6.8 million.

•	Record result by Synerject, contributing $2.7 million to Orbital’s result, an increase of 100% over the previous year.

•	Positive operating cash flow of $0.7 million.

•	New licensee, Bajaj, for auto-rickshaw 3 wheeler market in India.

•	Successful share purchase plan generating $3.3 million in July 2003.

Orbital CEO, Peter Cook, said that the Company had now clearly shown consistent trading performance: “This result represents the third consecutive half year profit reported by Orbital, demonstrating the soundness of the changes put in place in the past few years. We have improved our contribution from Engineering Services, contained costs and seen the results from the restructuring of Synerject that was put in place late last financial year.”

Mr Cook said the diversification of Orbital’s business base had provided the company with stable revenue and earnings streams, while providing a platform for selling the company’s IP into the international engine manufacturing sector.

Financial Summary

	CONSOLIDATED
	June 2004	June 2003	Change
	A$’000	A$’000
Revenue
Engineering services	11,535	10,089	14%
Royalty and licencing income	3,209	3,891	(18)%
System sales	—	29,304

	14,744	43,284

Other Income
Foreign exchange gain	367	1,894
Proceeds on sale of fixed assets	311	441
Other	743	593

	1,421	2,928

Total Revenue (excluding interest)	16,165	46,212

System purchases	—	(27,582)
Licence costs	(375)	(549)

Gross Contribution	15,790	18,081

Engineering expenses	(7,656)	(8,675)	(12)%
Other overheads	(6,827)	(10,301)	(34)%
Restructuring credits/(expenses)	640	352
Share of Synerject net profit	2,700	1,351	100%

Earnings before Interest, Tax Depreciation and Amortisation	4,647	808	475%

Depreciation & amortisation	(1,766)	(2,291)
Amortisation of prepaid marketing	—	(484)
Net interest income	575	227

Operating Profit/(Loss) Before Tax	3,456	(1,740)

Income tax expense	(51)	(125)

Operating Profit/(Loss) After Tax	3,405	(1,865)

Revenue

Engineering services income has increased by 14% over the previous year. The increased engineering revenue delivered with a decreased operating cost base has resulted in an engineering contribution of $2.1 million for the financial year. Orbital has invested in training of the sales team and concentrated on winning a bigger proportion of business outside Orbital’s base technology.

Royalty and licence revenue decreased by 18% to $3.2 million in FY2004. This is partly due to the strengthening Australian dollar, which eroded royalty revenue by approximately $380,000 compared to the prior year’s exchange rate. The remainder of the shortfall was attributable to the European 50cc motor scooter market, where all manufacturers are experiencing problems with high domestic costs and a changing market. Royalties derived from the marine sector continued to grow with the introduction of Mercury’s 3-cylinder Optimax™ product range, launched during the last 15 months and continuing strong demand for Mercury’s V6 Optimax™ engines. Licensing income results from the introduction of OCP technology into new markets, including a licence fee instalment made by UCAL India and the first licence instalment paid by Bajaj, for the provision of Orbital technology on auto-rickshaw 3 wheeler vehicles.

As previously reported, the restructure of Synerject included the transfer of Orbital’s marine and recreation systems sales business to Synerject with effect from 1 April 2003. The impact of this change, after elimination of system sales overheads and take up of an improved Synerject result is, as expected, a positive contribution.

Expenses

Orbital’s restructuring program, commenced in FY2001, has resulted in a progressive reduction of overhead expenses over the last few years. Overheads have decreased a further 34% to $6.8 million this year. The savings were derived primarily from the closure of Orbital’s US office in April 2003, as part of the Synerject restructure, noted above. Staff numbers have reduced from 161 at 1 July 2002 to 93 at 30 June 2004 and the long term head office lease was terminated during the year. All other business expenses have been reviewed.

Synerject

Synerject continues to achieve improved results with Orbital’s share of Synerject’s profit for the year increasing by 100% to $2.7 million for the year. Synerject derives revenue in United States dollars and Euros but the strengthening Australian dollar has resulted in an erosion of approximately $590,000 in reported earnings, against F2003 exchange rates.

Synerject realised the benefits of the transfer of Orbital’s marine and recreation system sales and Siemens VDO’s non-automotive systems business for the full year. Synerject saw continuing weakness in the European 50cc motor scooter market, however this was partly compensated by increased sales volumes from the introduction of direct injection fuel systems to Mercury’s 3-cylinder Optimax™ range of engines. Additionally, Synerject introduced a range of efficiencies and overhead cost savings during the year and has increased both gross margin and EBIT.

Cash

Cash at bank at 30 June 2004 was $12.35 million compared to $9.0 million at 30 June 2003, supported by $3.3 million generated by a share purchase plan in July 2003.

Orbital has turned around cash used in operating activities from $6.9 million in the year to 30 June 2003 to positive cashflow this year of $0.7 million. Operating cashflow in FY2004 included payments of approximately $0.5 million made by Orbital for the Synerject restructure and early termination of a long term property lease.

The accompanying EBITDA graph (excluding foreign exchange gains or losses) demonstrates the steady improvement in the operating results over the last 5 half year reporting periods.

Synerject was self-funding and $0.5 million was required for the consolidation of offices in Perth.

United States Generally Accepted Accounting Principles.

The financial result for the year ended 30 June 2004 under US GAAP is a profit after taxation of A$9.8 million compared to a loss in the corresponding period last year of A$1.7 million.

The most significant difference between Australian GAAP and US GAAP is the recognition under US GAAP of income tax losses not previously brought to account of $6.5 million. Under Australian GAAP tax losses can only be recognised when the realisation of the asset is virtually certain, however under US GAAP recognition is required if it is more likely than not that the tax losses will be utilised.

Orbital has total future tax benefits of approximately $41 million of which $6.5 million has been brought to account under guidelines established under US GAAP. The determination is supported by factors including: -

•	Recent profits in Synerject and Orbital’s US subsidiaries.

•	Profit for the year ended 30 June 2004 in Orbital’s Australian operations.

•	Forecast profits for Orbital and Synerject going forward.

Commercial Update

Powertrain Engineering Services

The area of greatest success during F2004 was in the Engineering Services contribution, producing a $2.1 million result. It was achieved by a 14% improvement in revenue and with lower operating costs. This segment of business uses Orbital’s specialised skills and facilities to innovate, develop or improve powertrain solutions for the world’s engine manufacturers or suppliers. Additionally, Orbital provides advice and services to regulators interested in emissions, alternate fuels and fuel consumption. The services are provided on a full fee basis and are a well developed class of business in Europe and the US. Increasing automotive manufacturing activity in the Asia-Pacific region should continue to see an increase in demand for these services.

In the past, these services have been heavily focused on Orbital’s proprietary fuel injection systems and it was encouraging to see the mix of business change during the year, as customers accept our capacity to undertake a broader base of work. This is important as most manufacturers are interested in incremental improvements to conventional port injected or early stage direct injection systems’ performance. Orbital’s major marketing effort will continue to be in the Asia-Pacific Region.

Licences and Royalties

In our F2003 Report, Orbital advised shareholders of the potential of the Indian market for our proprietary DI technology, with the announcement of our Technical Co-operation Agreement with UCAL Fuel Systems. Under the TCA, UCAL has the right to manufacture and supply most of the components of the OCP system to the 2-stroke motorcycle market in India. During the year Orbital announced that Bajaj Auto Ltd, the world’s largest manufacturer of three wheelers, had taken up an exclusive licence for the application of OCP to their auto-rickshaws. Their intention is to introduce product from December 2005 and Orbital is working closely with Bajaj in the pre-production phases.

The Bajaj auto-rickshaw is widely used in India and will provide the first true commercial vehicular application for OCP, where the fuel economy improvements will provide a cost advantage to the operators in addition to the national requirement for improved emissions. There are some 200,000 auto-rickshaws built per annum and an estimated 2,000,000 auto-rickshaws in service throughout India.

The likelihood of a new scooter model to be introduced by Kymco, the new licence from Bajaj, the initial success of the new Mercury models and other initiatives give us cause to expect royalties to improve over the medium term.

Synerject

Synerject is Orbital’s 50:50 joint venture with Siemens-VDO Automotive Corporation. Based in Virginia in the US, with additional facilities in Toulouse (France), Synerject is a manufacturer of air assisted directed fuel injectors, fuel-rail assemblies and related componentry as well as a systems integrator and components’ supplier to the non-automotive market. Synerject also supplies prototype air assisted fuel injectors for the automotive and other four stroke applications.

The restructuring and refinancing of Synerject, completed in late F2003, has contributed to the significantly improved profit result. In addition to growth in turnover and profit, Synerject enjoyed strong favourable cash generation in excess of their loan repayment obligations under the new refinancing agreement advised to the market in F2003.

Summary

Orbital has developed multiple revenue streams, each with its own distinct growth path and commercial opportunities and has demonstrated a sustainable cash-positive business, which is no longer dependent solely on IP. Significant value is being created through our 50% ownership of Synerject.

In the 2005 financial year Orbital will be seeking to further consolidate its position and take advantage of its lower cost base.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this press release to reflect events or circumstances after the date of this release.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital’s principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Email – Info@orbeng.com Australia: Mr Peter Cook Chief Executive Officer Tel: +61 8 9441 2311	Website – www.orbeng.com USA: 1 810 245 0621